1. NATURE OF BUSINESS

Virtu Financial BD LLC (the "Company") is a Delaware limited liability company formed on May 2, 2008. The sole member is Virtu Financial Operating LLC (the "Parent"), a Delaware limited liability company and a wholly owned subsidiary of Virtu Financial LLC (the "Ultimate Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission, the Chicago Stock Exchange, the Securities Investor Protection Corporation, and various exchanges. The Company does not carry customer accounts nor act on behalf of any customers but rather is a proprietary trading firm and market maker on United States and foreign exchanges. The Company maintains hedged positions in listed equities, futures on equity indices, equity futures, and commodity futures contracts. The Company is a self-clearing broker-dealer for U.S. equities and maintains clearing memberships with the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation. Trades in currency and commodity futures contracts are executed through a Futures Commission Merchant ("FCM").

In April 2015, Virtu Financial, Inc. ("VFI") became the sole managing member of Virtu Financial LLC after completing certain reorganization transactions in order to carry on the business of Virtu Financial LLC and to conduct a public offering. VFI operates and controls all of the businesses and affairs of Virtu Financial LLC and, through Virtu Financial LLC and its subsidiaries, continues to conduct the business now conducted by such subsidiaries.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The Company's financial statement is prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions regarding fair value measurements including trading assets and liabilities, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ materially from those estimates.

Cash — The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Securities Borrowing and Lending — The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral. These transactions are collateralized by cash or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the statement of financial condition. For these transactions, the interest received or paid by the Company is recorded gross on an accrual basis.

Receivables from and Payables to Broker-Dealers and Clearing Organizations — Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2015, receivables from and payables to broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver or failed to receive, deposits with clearing organizations and balances due from or due to prime brokers in relation to the Company's trading. The Company presents its balances, including outstanding principal balances on all credit facilities, on a net basis by counterparty within receivable from and payable to broker-dealers and clearing organizations when the criteria for offsetting are met.

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased — The Company carries financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased at fair value. Gains and losses arising from financial instrument transactions are recorded net on a trade-date basis.

Fair Value Measurements — At December 31, 2015, substantially all of Company's financial assets and liabilities, except for certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value.

The Company's assets and liabilities have been categorized based upon a fair value hierarchy in accordance with the Financial Accounting Standards Board (''FASB'') Accounting Standards Codification (''ASC'') 820-10, *Fair Value Measurements and Disclosures*. ASC 820-10 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of ''block discounts'' for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. ASC 820-10 requires a three level hierarchy which prioritizes the

inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of hierarchy levels are recognized based on the beginning fair value of the period in which they occurred. There were no transfers of financial instruments between levels during the year ended December 31, 2015.

Derivative Instruments — Derivative instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying derivative instruments are currencies which are actively traded.

Derivative instruments used for economic hedging purposes include futures, forward contracts, and options. The Company does not apply hedge accounting as defined in ASC 815, *Derivatives and Hedging*; accordingly all derivative instruments are recorded at fair value.

Equipment — Equipment is carried at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of the underlying asset. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of income. Equipment is reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The estimated useful life of equipment is 3 years. The Company did not purchase any equipment during the year.

Exchange Memberships and Stock — Exchange memberships and stock include membership seats and shares that the Company is required to hold in order to maintain certain trading privileges. The

seats and shares that are required to be held are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value, in accordance with ASC 940-340, *Financial Services — Broker and Dealers*. During the year ended December 31, 2015, the Company purchased $2,610,393 of exchange stock. The shares that are not required to be held are marked to market. The Company's exchange memberships and stock at December 31, 2015 are carried at $84,000 and $3,676,840 ($792,750 at fair value), respectively, and are included as part of other assets on the statement of financial condition.

Trading Income — Trading income consists of trading gains and losses that are recorded on a trade date basis and reported on a net basis. Trading income is comprised of changes in the fair value of trading assets and liabilities (i.e., unrealized gains and losses) and realized gains and losses on trading assets and liabilities.

Interest and Dividends Income/Interest and Dividends Expense — Interest income and interest expense are accrued in accordance with contractual rates. Interest income consists of interest earned on collateralized financing arrangements and on cash held by brokers. Interest expense includes interest expense from collateralized transactions, margin and related lines of credit. Dividends on financial instruments owned including those pledged as collateral and financial instruments sold, not yet purchased are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Rebates — Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis.

Income Taxes — The Company is a single-member limited liability company and is treated as a disregarded entity for United States (U.S.) federal, state and local income tax purposes. Accordingly, no provision for federal or state income taxes is required. The Company is included in the consolidated income tax return of the Ultimate Parent.

The Company recognizes the tax benefit from an uncertain tax position, in accordance with ASC 740, Income Taxes, only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized from such a position is measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. The Company's estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal year. The Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position as of December 31, 2015 or the results of operations or cash flows for the year ended December 31, 2015.

Recent Accounting Pronouncements

Going Concern — In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. The guidance will explicitly require management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Earlier adoption is permitted. The Company will implement this new standard on the required effective date. This ASU is not expected to impact the financial statement of the Company.

Repurchase Agreements — In June, 2014, the FASB released ASU No. 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. The amendment changes the accounting for repurchase financing transactions and for repurchase-to-maturity transactions to secured borrowing accounting. The accounting changes are effective for the Company beginning in the first quarter of 2015. The effect of the accounting changes on transactions outstanding as of the effective date are required to be presented as a cumulative effect adjustment to retained earnings as January 1, 2015. The Company currently does not enter into these types of repurchase transactions. The amendment also requires additional disclosures for repurchase agreements and securities lending transactions regarding the class of collateral pledged and the remaining contractual tenor of the agreements, as well as a discussion of the potential risks associated with the agreements and the related collateral pledged, and how those risks are managed. Additional disclosures are required for repurchase agreements, securities lending transactions, sales with a total return swap, and other similar transfers of financial assets that are accounted for as a sale. The Company has adopted this ASU within Note 6 of its financial statement.

Financial Assets and Liabilities — In January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. The update intends to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information and addresses certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The new standard affects all entities that hold financial assets or owe financial liabilities and is effective for annual reporting periods (including interim periods) beginning after December 15, 2017. Early adoption of the ASU is not permitted, except for the amendments relating to the presentation of the change in the instrument-specific credit risk relating to a liability that an entity has elected to measure at fair value. The Company is currently evaluating the potential effects of the adoption of ASU 2016-01 on its financial statement.

3. **FINANCIAL ASSETS AND LIABILITIES**

At December 31, 2015, substantially all of the Company's financial assets and liabilities, except for certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value.

The fair value of equities, exchange traded notes and derivative contracts is estimated using recently executed transactions and market price quotations in active markets and are categorized as Level 1. At December 31, 2015, the Company's Non-U.S. government obligations have been categorized as Level 2.

The following table summarizes all financial instruments at fair value on a recurring basis, within the fair value hierarchy levels as of December 31, 2015:

| | December 31, 2015 | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets				
Financial instruments owned				
Equities	$ 428,350,441	$ -	$ -	$ 428,350,441
Exchange Traded Notes	69,376,249	-	-	69,376,249
Non-U.S. government obligations	-	6,962,521	-	6,962,521
	$ 497,726,690	$ 6,962,521	$ -	$ 504,689,211
Financial instruments owned and pledged as collateral				
Equity securities	$ 232,730,058	$ -	$ -	$ 232,730,058
Exchange Traded Notes	26,443,410	-	-	26,443,410
	$ 259,173,468	$ -	$ -	$ 259,173,468
Other Assets				
Exchange stock	$ 792,750	$ -	$ -	$ 792,750
	$ 792,750	$ -	$ -	$ 792,750
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 671,736,132	$ -	$ -	$ 671,736,132
Exchange Traded Notes	37,760,703	-	-	37,760,703
Options	672	-	-	672
	$ 709,497,507	$ -	$ -	$ 709,497,507

The financial assets and liabilities including interest and dividend receivable, securities borrowed, short-term borrowings, accounts payable and accrued expenses, interest and dividend payable, securities loaned, and due to affiliates are considered Level 2. The financial asset of cash is considered Level 1.

There were no assets or liabilities measured at fair value on a nonrecurring basis during 2015.

The Company does not net securities borrowed and securities loaned, which are presented on a gross basis in the statement of financial condition. In the tables below, the amounts of financial instruments that are not offset in the statement of financial condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event

of default, including derivatives with clearing houses (exchange traded futures and options contracts) or over the counter currency forward contract counterparties, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

The following tables set forth the gross and net amounts of financial assets and of financial liabilities as of December 31, 2015.

	December 31, 2015					
				Gross Amounts Not Offset in the Statement of Financial Condition		
Offsetting of Financial Assets:	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments Received as Collateral	Cash Collateral Received	Net Amount
Securities borrowed	$ 453,295,978	$ -	$ 453,295,978	$ (443,659,342)	$ (280,727)	$ 9,355,909
Total	$ 453,295,978	$ -	$ 453,295,978	$ (443,659,342)	$ (280,727)	$ 9,355,909

				Gross Amounts Not Offset in the Statement of Financial Condition		
Offsetting of Financial Liabilities:	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments Pledged as Collateral	Cash Collateral Pledged	Net Amount
Securities loaned	$ 524,602,622	$ -	$ 524,602,622	$ (521,406,872)	$ -	$ 3,195,750
Financial instruments sold, not yet purchased, at fair value:						
Options	672	-	672	-	-	672
Total	$ 524,603,294	$ -	$ 524,603,294	$ (521,406,872)	$ -	$ 3,196,422

Excluded from the fair value and offsetting tables above is net unsettled fair value on long and short futures contracts in the amount of $(776,583) which are included within receivables from brokers-dealers and clearing organizations in the statement of financial condition.

4. DERIVATIVE INSTRUMENTS

The fair value of the Company's derivative instruments on a gross basis consisted of the following at December 31, 2015:

Asset Derivatives	Balance Sheet Classification	Fair Value	Notional
Equities Futures	Receivables from broker-dealers and clearing organizations	$ (746,355)	$ 213,830,252
Treasury Futures	Receivables from broker-dealers and clearing organizations	(30,228)	7,606,827

Liability Derivatives	Balance Sheet Classification	Fair Value	Notional
Options	Financial instruments sold, not yet purchased	$ 672	$ 882,900

Amounts included in receivables from broker-dealers and clearing organizations represent net unsettled fair value on long and short futures contracts.

5.   **RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS**

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

Assets	
Due from prime brokers	$ 59,887,564
Deposits with clearing organizations	31,769,983
Net equity with futures commission merchants	34,388,924
Unsettled trades	102,858,559
Securities failed to deliver, net	65,734,587
Total receivables from broker-dealers and clearing organizations	$ 294,639,617
Liabilities	
Due to prime brokers	$ 17,714,789
Unsettled trades	145,375,526
Total payables to broker-dealers and clearing organizations	$ 163,090,315

6.   **COLLATERALIZED TRANSACTIONS**

The Company is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2015, substantially all of the securities received as collateral have been repledged. The total amount of securities borrowed and received as collateral at December 31, 2015 was carried at $437,219,704.

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements.

Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2015 consisted of the following:

Equities	$ 232,730,058
Exchange traded notes	26,443,410
Fair value of securities owned and pledged	$ 259,173,468

All securities borrowed are used to cover short positions except for $4,207,323 which was repledged as collateral for capacity to draw on the Company's short-term borrowing credit facility.

The following table presents gross obligations for repurchase agreements and security lending transactions by remaining contractual maturity and the class of collateral pledged:

	December 31, 2015				
	Remaining Contractural Maturity				
	Overnight and Continuous	Less than 30 days	30 - 90 days	Over 90 Days	Total
Securities lending transactions					
Equity securities	$ 524,602,622	$ -	$ -	$ -	$ 524,602,622
Total	$ 524,602,622	$ -	$ -	$ -	$ 524,602,622

7. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATION OF RISK

The Company maintains U.S. checking accounts with balances frequently in excess of $250,000. The Federal Deposit Insurance Corporation (‘‘FDIC’’) insures combined accounts up to $250,000.

Credit Risk — Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company’s securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant (‘‘FCM’’). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM’s proprietary activities. A customer’s cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM’s segregation requirements. In the event of an FCM’s insolvency, recovery may be limited to the Company’s pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Currency Risk — Though predominantly invested in U.S. dollar-denominated financial instruments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company’s assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk — The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at

fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

Off Balance Sheet Financial Instrument — The Company enters into various transactions involving derivative instruments and other off balance sheet financial instruments, including futures. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures contracts provide for delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying derivative instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

8. BORROWINGS

Short-term borrowings — The Company is a party to multiple credit facilities with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. One of the facilities is provided on a committed basis and is available for borrowings by the Company up to a maximum of the lesser of $75.0 million or an amount determined based on agreed advance rates for pledged securities. In connection with this credit facility, the Company entered into a demand promissory note dated July 22, 2013. The other facilities with the same financial institution are provided on an uncommitted basis and are available for borrowings by the Company up to a maximum amount of $125.0 million. The loans provided under the facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and, in the case of the committed facility, bears interest at a rate per annum at the Company's election equal to either an adjusted LIBOR rate or base rate, plus a margin of 1.25% per annum, or, in the case of the uncommitted facilities, at a rate set by the financial institution on a daily basis (1.25% at December 31, 2015). The outstanding balance as of December 31, 2015 was $45.0 million.

Credit facilities — The Company maintains short term credit facilities with various prime brokers and other financial institutions from which it receives execution or clearing services. The proceeds of these facilities are used to meet margin requirements associated with the products traded by the Company in the ordinary course, and amounts borrowed are collateralized by the Company's trading accounts with the applicable financial institution. The aggregate amount available for borrowing under these facilities was $70.0 million, the outstanding principal was $9.7 million, and borrowings bore interest at a weighted average interest rate of 5.1% per annum, as of December 31, 2015.

9. **RELATED-PARTY TRANSACTIONS**

The Company incurred service fees to related entities (the Parent, the Ultimate Parent, VFH Parent LLC, Virtu Financial Services LLC, and Blueline Comm LLC, referred to collectively as the "Providers") under common control. The Company has an agreement with the Providers for compensation, technology and administrative services based on an intercompany service agreement. The agreement may be terminated without cause or further obligation by the Company with 30 days written notice. The Company did not have any service fees payable as of December 31, 2015.

The Company entered into an agreement with Virtu Financial Capital Markets LLC, a related party under common control, whereby the Company sends orders of equity securities through the related entity's electronic trading system for execution on the various stock exchanges of which the related entity is a member on an agency basis. Upon execution of such trades by the related entity, the positions are immediately transferred over to the Company's clearing account for settlement. The commission fees under this arrangement were $0.0020 per share as of December 31, 2015. In addition to the commission fees, the related entity has the right under this arrangement to be reimbursed from the Company for the execution and clearance fees incurred in connection with the corresponding agency trades.

The Company may provide or receive funding from affiliates in the ordinary course of business. The loans do not bear any interest. As of December 31, 2015 the Company had a payable of $7,466,110 to its affiliates.

The Company enters into securities lending arrangements with Virtu Financial Capital Markets LLC, a related party under common control. At December 31, 2015, the Company had no securities borrowed or loaned.

The Company enters into forward contracts with related parties under common control of the Parent. These contracts are subject to an agreement approved by the ISDA between the Company and the related party. There were no outstanding forward contracts positions at December 31, 2015.

VFI's Board of Directors and stockholders adopted the 2015 Management Incentive Plan, which provides for the grant of stock options, restricted stock units, and other share based awards. The Company is allocated expense relating to the share based awards under 2015 Management Incentive Plan that are granted to employees of the Ultimate Parent and its subsidiaries as share-based compensation awards. The awards vest immediately or up to a period of 4 years, in each case subject to repurchase provisions upon certain termination events. These awards are accounted for as equity awards on the books of the Ultimate Parent and are measured at fair value on the date of grant, and participate in dividends declared by VFI's Board of Directors.

Prior to VFI's initial public offering, the Ultimate Parent issued equity interests to Virtu Employee Holdco LLC, which holds the interests on behalf of, and issued equivalent interest to, employees of the Ultimate Parent and its subsidiaries. The awards vest immediately or up to a period of 4 years and upon a sale, IPO or certain other capital transaction of the Ultimate Parent, in each case subject to repurchase provisions upon certain termination events. These awards are accounted for as equity awards on the books of the Ultimate Parent and are measured at fair value on the date of grant and

holders of these interests share in distributions of available cash flow of the Ultimate Parent based on the ratio of interests held to the total number of certain interests outstanding. These equity interests were reclassified into non-voting common interest units at the Ultimate Parent in connection with the initial public offering.

For the year ended December 31, 2015, the Company paid $90,567,000 in distributions to the Parent, which was recorded as a reduction to member's equity in the accompanying statement of financial condition.

10. CONTINGENCIES

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company has also been, is currently, and may in the future be, the subject of one or more regulatory or self-regulatory organization enforcement actions, including but not limited to targeted and routine regulatory inquiries and investigations involving Regulation NMS, Regulation SHO, capital requirements and other domestic and foreign securities rules and regulations. The ultimate effect on the Company from certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief, and the Company's business or reputation could be negatively impacted if it were determined that disciplinary or other enforcement actions were required. The ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown. Where available information indicates that it is probable a liability had been incurred at the date of the financial statement and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

Based on information currently available, management believes that the resolution of any known matters will not result in any material adverse effect on the Company's financial position.

Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such persons under certain circumstances as more fully disclosed in its operating agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances. At December 31, 2015, the Company had net capital of $64,242,697 of which $63,242,697 was in excess of its required net capital of $1,000,000.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in its financial statement through the date of the report, and has not identified any recordable events, not otherwise reported in this financial statement or the notes thereto, except for the following:

From January 1, 2016 to February 29, 2016, the Company paid distributions to its member in the amount of $36,000,000.